Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ In Millions)

Three Months Ended 3/31/2012
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$84
One-Third of Rents, Net of Income from Subleases	7

Total Fixed Charges	$91

Earnings:
Income Before Income Taxes	$603
Fixed Charges	91

Total Earnings	$694

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	7.63x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$142
One-Third of Rents, Net of Income from Subleases	7

Total Fixed Charges	$149

Earnings:
Income Before Income Taxes	$603
Fixed Charges	149

Total Earnings	$752

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	5.05x